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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
PureRay Corporation

(Name of Issuer)
Common Stock, $0.0001 Par Value

(Title of Class of Securities)
74624F107

(CUSIP Number)
Mickael Joasil
c/o PureRay Corporation
3490 Piedmont Road, Suite 1120
Atlanta, GA 30305
(404) 869-6242

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
July 24, 2008

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	74624F107

1	NAMES OF REPORTING PERSON: Mickael Joasil I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO (please see Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Canada

	7	SOLE VOTING POWER:

NUMBER OF		12,835,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		N/A

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		12,835,000

WITH	10	SHARED DISPOSITIVE POWER:

N/A

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

12,835,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

45.30%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

Item 1. Security and Issuer.
This Schedule 13D (the “Schedule 13D”) relates to shares of the common stock, par value $0.0001 per share (the “Common Stock”), of PureRay Corporation, a Washington corporation (the “Company”).  The principal executive offices of the Company are located at 3490 Piedmont Road, Suite 1120, Atlanta, GA, 30305.
Information about any person other than the Reporting Person (as defined below) has been provided to the extent known by the Reporting Person or is based upon statements made in filings with the Securities and Exchange Commission and has not been independently verified. The Reporting Person makes no representations as to the accuracy, truthfulness or completeness of such other information contained herein.
Item 2. Identity and Background.
This Schedule 13D is being filed by Mickael Joasil (the “Reporting Person”). The Reporting Person’s principal occupation is as a director of the Company, effective upon the expiration of the 10-day period prescribed by Rule 14f-1 promulgated under the Securities Exchange Act of 1934, as amended (the “Effective Date”). The Reporting Person is a citizen of Canada. The Reporting Person’s principal business address is that of the Company, which is located at 3490 Piedmont Road, Suite 1120, Atlanta, GA, 30305.
During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
On July 24, 2008, the Company, PureRay Acquisition Inc., a corporation formed under the laws of Canada (“PureRay Acquisition”) and a wholly-owned subsidiary of PureRay Holdings ULC, an unlimited liability corporation formed under the laws of the Province of Alberta and a wholly-owned subsidiary of the Company (“PureRay Holdings”), PureRay Corporation, a corporation formed under the laws of Canada (“PureRay”), and Mickael Joasil, Derek Blackburn, F.W.F. Robinson, Frank O’Dea, as trustee of the O’Dea Family Trust, Kairos Partners, LLC, Thomas J. Broeski, Raj Kurichh, Megs Padiachy, Ramlia Padiachy, Patrick Pierre and Matthew Sicoli (together, the “PureRay Shareholders”), entered into a Share Purchase Agreement (the “Share Purchase Agreement”), whereby PureRay Acquisition acquired (the “Acquisition”) all of the outstanding shares of PureRay (the “PureRay Shares”) from the PureRay Shareholders.
Pursuant to the terms of the Share Purchase Agreement, PureRay Acquisition acquired the PureRay Shares for an amount equal to US$35,855,000, which the parties agreed to be the fair market value of the PureRay Shares. The purchase price was paid by the issuance of one exchangeable share, without par value, of PureRay Acquisition (each, an “Exchangeable Share”) for each PureRay Share acquired, for a total of 35,855,000 Exchangeable Shares. The Reporting Person received 12,835,000 Exchangeable Shares pursuant to the Share Purchase Agreement. For information about the Share Purchase Agreement, see Exhibit A to this Schedule 13D, which is incorporated herein by reference.
Pursuant to a Voting and Exchange Agreement (the “Exchange Agreement”) entered into by and among the Company, PureRay Holdings, PureRay Acquisition and Derek Blackburn, as trustee (the

“Trustee”), in connection with the Share Purchase Agreement, the Company issued shares of preferred stock of the Company, par value $0.0001 per share (the “Special Voting Stock”), in a ratio of a quarter (1/4) share of Special Voting Stock for each Exchangeable Share issued in connection with the Acquisition (for a total of 8,963,750 shares of Special Voting Stock) to the Trustee to be held for and on behalf of the registered holders of the Exchangeable Shares (the “Beneficiaries” and each a “Beneficiary”). Each Beneficiary is entitled to instruct the Trustee to cast and exercise one of the votes comprising the Voting Rights (as defined below) for each Exchangeable Share held as of the applicable record date. To the extent that no instructions are received from a Beneficiary, the Trustee may not exercise such Voting Rights with respect to such Exchangeable Shares.
The Exchange Agreement grants the Trustee, for the use and benefit of the Beneficiaries, the right (the “Exchange Right”) to require PureRay Acquisition to purchase from such Beneficiary all or any part of the Exchangeable Shares held by such Beneficiary upon the occurrence and during the continuance of an Insolvency Event (defined generally as the institution of a proceeding to have PureRay Acquisition adjudicated as bankrupt, insolvent or to be wound up, and the failure by PureRay Acquisition to contest in good faith any such proceeding within 30 days of becoming aware thereof). The purchase price payable for each Exchangeable Share purchased by PureRay Acquisition under the Exchange Right equals the market price of a share of the Company’s Common Stock on the business day before the purchase of such Exchangeable Share, plus the full amount of all declared and unpaid dividends on such Exchangeable Share (the “Exchangeable Share Purchase Price”). The Exchangeable Share Purchase Price is payable only by PureRay Acquisition delivering or causing to be delivered to the relevant Beneficiary one share of the Company’s Common Stock for each Exchangeable Share purchased plus a cash amount equal to the amount of all accrued and unpaid dividends on such Exchangeable Share (the “Exchange Consideration”). The Trustee may only exercise the Exchange Right on the basis of instructions received from Beneficiaries entitled to instruct the Trustee as to the exercise thereof and only upon receipt of the Exchangeable Shares to be exchanged by each Beneficiary. To the extent that no instructions are received from a Beneficiary with respect to the Exchange Right, the Trustee will not exercise or permit the exercise of the Exchange Right.
The Exchange Agreement also grants the Trustee, for the use and benefit of the Beneficiaries, an automatic right (the “Automatic Exchange Right”) to exchange the Exchangeable Shares for shares of the Company’s Common Stock upon the occurrence of a Liquidation Event (defined generally a voluntary liquidation, dissolution or winding up of the Company or a threatened or instituted proceeding to effect the same). Under the Automatic Exchange Right, PureRay Holdings will purchase on the fifth business day before the effective date of a Liquidation Event all of then outstanding Exchangeable Shares at the Exchangeable Share Purchase Price payable in the Exchange Consideration. For information about the Exchange Agreement, see Exhibit B to this Schedule 13D, which is incorporated herein by reference.
Except as required by applicable law, the Exchangeable Shares issued in connection with the Acquisition have no voting rights with respect to meetings or consents of shareholders of PureRay Acquisition. Dividends on Exchangeable Shares will be declared in the event a dividend is declared on shares of the Company’s Common Stock. Dividends will be declared and paid on each Exchangeable Share in like type and amount as are declared and paid on each share of the Company’s Common Stock, except that cash dividends will be paid on Exchangeable Shares in Canadian Dollars and stock dividends will be paid on Exchangeable Shares in additional Exchangeable Shares. The Exchangeable Shares have priority over shares of PureRay Acquisition which by their designation rank junior to the Exchangeable Shares, including without limitation the common shares of PureRay Acquisition, with respect to payments or distributions on the liquidation, dissolution or winding-up of PureRay Acquisition.
Each holder of Exchangeable Shares has the right (the “Retraction Right”) at any time to require PureRay Acquisition to redeem any or all of the Exchangeable Shares registered in the name of such holder at the Exchangeable Share Purchase Price payable in the Exchange Consideration. The Company and PureRay Holdings each have an overriding right, in the event that a holder of Exchangeable Shares exercises its Retraction Right, to purchase from such holder all but not less than all of the Exchangeable Shares tendered for redemption at the Exchangeable Share Purchase Price payable in the Exchange Consideration.
PureRay Acquisition may establish a date (the “Redemption Date”), which may be no less than 5 years after the initial issuance of the Exchange Shares, on which PureRay Acquisition will redeem the Exchangeable Shares at the Exchangeable Share Purchase Price payable in the Exchange Consideration. PureRay Acquisition may also establish a Redemption Date within 5 years after the initial issuance of the Exchangeable Shares in the event that less than 10% of the aggregate number of Exchangeable Shares issued remain outstanding, there is a change in control of the Company (defined generally as (i) a person, including its affiliates, becoming the beneficial owner of securities carrying in excess of 50.1% of the total voting rights attaching to all securities of the Company or (ii) the Company consolidating or amalgamating with, or merging with or into, another person resulting in the transferee person holding securities carrying in excess of 50.1% of the total voting rights attaching to all securities of the Company), and upon the occurrence of certain other events. The Company and PureRay Holdings each have an overriding right to purchase from the holder thereof all but not less than all of the Exchangeable Shares on the Redemption Date at the Exchangeable Share Purchase Price payable in the Exchange Consideration.
For so long as the Exchangeable Shares are outstanding, PureRay Acquisition has agreed not to take certain actions without the prior approval of the holders of a majority of the Exchangeable Shares, voting together as a single class, including:

•	paying any dividends on common stock or any other shares which by their designation rank junior to the Exchangeable Shares, other than stock dividends payable in common stock or any such other shares ranking junior to the Exchangeable Shares;

•	redeeming or purchasing or making any capital distribution in respect of common stock or any other shares which by their designation rank junior to the Exchangeable Shares with respect to the payment of dividends or on any liquidation distribution;

•	redeeming or purchasing any other shares which by their designation rank equally with the Exchangeable Shares with respect to the payment of dividends or on any liquidation distribution.
The above restrictions shall only apply if dividends shall have been declared on the Company’s Common Stock and all dividends on the outstanding Exchangeable Shares corresponding to such dividends on the Common Stock have not been declared on the Exchangeable Shares and paid in full.
The Special Voting Stock was issued in connection with the Acquisition to provide holders of the Exchangeable Shares with the right to vote at meetings of the shareholders of the Company or in connection with a consent of the shareholders of the Company. Each share of Special Voting Stock issued entitles the holder of record to four votes, equal to four shares of the Company’s Common Stock, and each quarter (1/4) share of Special Voting Stock entitles the holder of record to one vote, equal to one share of the Company’s Common Stock, at a meeting or in connection with a consent of the shareholders of the Company (the “Voting Rights”). The Special Voting Stock will vote together with the Company’s Common Stock as a single class. The Special Voting Stock is not entitled to receive dividends or any payments or distributions upon any liquidation, dissolution or winding up of the Company. Upon the acquisition by PureRay Acquisition of Exchangeable Shares, or upon the exchange by the Company or any of its affiliates of the Company’s Common Stock for Exchangeable Shares, the Company will redeem one quarter (1/4) share of the Special Voting Stock from the holdings of the holder of such Exchangeable Share for each Exchangeable Share acquired by the Company or any of its affiliates for an amount equal to US$0.000001 per share. As of the date when there are no Exchangeable Shares issued and outstanding, the Special Voting Stock will be cancelled, retired and eliminated from the shares which the Company is authorized to issue. For information about the Special Voting Stock, see Exhibit C to this Schedule 13D, which is incorporated herein by reference.
Item 4. Purpose of Transaction.
The Reporting Person acquired 12,835,000 Exchangeable Shares pursuant to the Share Purchase Agreement. The Reporting Person acquired the Exchangeable Shares for investment purposes. Consistent with the Reporting Person’s investment purpose, the Reporting Person reserves the right to (i) acquire additional Exchangeable Shares or shares of the Company’s Common Stock or (ii) dispose of any or all of his Exchangeable Shares at any time and from time to time in the open market, through privately negotiated transactions or otherwise, depending on market conditions and other investment considerations.
Other than as may have resulted from the consummation of the Acquisition, the Reporting Person does not have any plans or proposals that relate to or would result in: (a) any person acquiring additional securities of the Company or disposing of securities of the Company, other than (i) through the potential exchange of the Exchangeable Shares, (ii) the receipt of additional Exchangeable Shares as dividends thereupon, and (iii) such other transactions that may be contemplated by the terms of the Exchangeable Shares or Special Voting Stock; (b) an extraordinary corporate transaction involving the Company; (c) a sale or transfer of a material amount of the assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, except as described below; (e)

any material change in the present capitalization or dividend policy of the Company, other than (i) as described in clauses (a)(i) through (a)(iii) above and (ii) otherwise pursuant to the terms of the Exchangeable Shares and Special Voting Stock; (f) any other material change in the Company’s business or corporate structure; (g) any changes in the Company’s Certificate of Incorporation or Bylaws or other actions that might impede the acquisition of control of the Company; (h) a class of securities of the Company to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) the eligibility of Common Stock for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated in items (a) through (i) above.
In connection with the Acquisition, the Reporting Person, Jefrey M. Wallace, Frank O’Dea and Derek Blackburn were appointed to the Company’s Board of Directors (the “Board”), effective upon the Effective Date. Also effective upon the Effective Date, Jim Glavas, the Company’s current sole director, will resign and the composition of the Company’s Board will change such that the Reporting Person and Messrs. O’Dea, Blackburn, and Wallace will be the Company’s directors.
Item 5. Interest in Securities of the Issuer.
The percentages set forth below and on page 2 are based on 15,500,000 shares of Common Stock outstanding, as disclosed in the Company’s Current Report on Form 8-K/A as filed with the Securities and Exchange Commission on July 31, 2008, and, pursuant to Rule 13d-3(d)(1)(i) and Rule 13d-3(d)(a)(1):
•	12,835,000 shares of Common Stock issuable to the Reporting Person upon the exchange of Exchangeable Shares acquired by the Reporting Person pursuant to the Share Purchase Agreement; and

•	3,208,750 shares of Special Voting Stock beneficially owned by the Reporting Person in connection with the Exchangeable Shares acquired by the Reporting Person pursuant to the Share Purchase Agreement.
The Reporting Person beneficially owns 12,835,000 shares of the Company’s Common Stock (the “Reported Shares”), representing in the aggregate approximately 45.30% of the Company’s outstanding Common Stock. The Reporting Person beneficially owns the Reported Shares due to his beneficial ownership of 12,835,000 Exchangeable Shares acquired in connection with the Acquisition which may be converted into the Reported Shares.
The Reporting Person has voting power with respect to the Reported Shares as a result of his beneficial ownership of 3,208,750 shares of Special Voting Stock issued with respect to the Exchangeable Shares held by the Reporting Person, which entitles the Reporting Person to Voting Rights equal to 12,835,000 shares of the Company’s Common Stock at a meeting or in connection with a consent of the shareholders of the Company.
Other than as reported herein, there have been no transactions by the Reporting Person in Common Stock during the past sixty days.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Other than as may be described in this Schedule 13D, there are no other contracts, arrangements, understandings or relationships required to be described in this Item 6. There are no agreements among the PureRay Shareholders with respect to control of the Company and the PureRay Shareholders are not acting as a group for such purpose.
Item 7. Material to be filed as Exhibits.

EXHIBIT A	Share Purchase Agreement dated July 24, 2008 by and among the Company, PureRay Acquisition Inc., PureRay Holdings, PureRay, and Mickael Joasil, Derek Blackburn, F.W.F. Robinson, Frank O’Dea, Kairos Partners, LLC, Thomas J. Broeski, Raj Kurichh, Megs Padiachy, Ramlia Padiachy, Patrick Pierre and Matthew Sicoli dated July 24, 2008. (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K/A filed on July 31, 2007).

EXHIBIT B	Voting and Exchange Trust Agreement dated July 24, 2008 by and among PureRay Holdings, PureRay Acquisition Inc. and Derek Blackburn (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K/A filed on July 31, 2007).

EXHIBIT C	Certificate of Designation of the Special Voting Stock (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K/A filed on July 31, 2007).

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 4, 2008	/s/ Mickael Joasil
Mickael Joasil

INDEX TO EXHIBITS

Exhibit	Description of Exhibit

EXHIBIT A	Share Purchase Agreement dated July 24, 2008 by and among the Company, PureRay Acquisition Inc., PureRay Holdings, PureRay, and Mickael Joasil, Derek Blackburn, F.W.F. Robinson, Frank O’Dea, Kairos Partners, LLC, Thomas J. Broeski, Raj Kurichh, Megs Padiachy, Ramlia Padiachy, Patrick Pierre and Matthew Sicoli dated July 24, 2008. (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K/A filed on July 31, 2007).

EXHIBIT B	Voting and Exchange Trust Agreement dated July 24, 2008 by and among PureRay Holdings, PureRay Acquisition Inc. and Derek Blackburn (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K/A filed on July 31, 2007).

EXHIBIT C	Certificate of Designation of the Special Voting Stock (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K/A filed on July 31, 2007).